UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Financial Data – Revised Presentation Following the ICL’s New Organizational Structure

Item 1

July 29, 2016

Financial Data – Revised Presentation Following the ICL’s New Organizational Structure

As part of ICL's managerial alignment of its business and operations into two divisions: Essential Minerals and Specialty Solutions, it is presently in the process of reviewing the presentation of its operational segments in its financial statements as required in accordance with the applicable accounting standards. ICL’s Q2 2016 financial report will reflect disclosure of the results of the operations and business activities in accordance with the new managerial structure, as stated above (the “Revised Presentation”).

In anticipation of publication of ICL's Q2 2016 results on August 10, 2016, and in order to assist investors and analysts to prepare for the expected Revised Presentation of the said results, ICL hereby provides an interim presentation of sales, operating profit and adjusted operating profit of its business divisions, for the comparable periods in 2014 and 2015, Q1-Q4 of 2015 and Q1 of 2016. It should be noted that the general and administrative expenses are not allocated to the divisions and therefore they are presented under "General and administrative and other unallocated income (expenses) and intercompany eliminations". As additional information we also provide the sales breakdown of the business units which comprise the two divisions.

This interim presentation was prepared by ICL for the convenience of investors and analysts, and is provided as a service thereto. The identification of the applicable operational segments in accordance with the accounting standards pursuant to the IFRS requirements is still under review and the presentation provided below might change in future financial reports.

The figures below have not been audited or reviewed by the Company’s independent auditors and are provided solely for the convenience of the investors and analysts.

	Essential Minerals Division	Specialty Solutions Division	Other activities	General and administrative and other unallocated income (expenses) and intercompany eliminations	Consolidated
	$ millions
For the year ended December 31, 2014

Sales to external parties	2,514	3,064	533	-	6,111
Inter-divisions sales	259	22	8	(289)	-
Total sales	2,773	3,086	541	(289)	6,111

Operating income (loss)	704	355	(24)	(277)	758

Impact of employee strike	8	9		-	17
Impairment of assets	-	-		71	71
Income from consolidation of previous equity method investee	-	-		(36)	(36)
Provision in respect of prior periods resulting from an arbitration decision	8	141		-	149
Other	-	-		1	1
Total adjustments to operating income	16	150		36	202
Total adjusted operating income	720	505		(265)	960

	Essential Minerals Division	Specialty Solutions Division	Other activities	General and administrative and other unallocated income (expenses) and intercompany eliminations	Consolidated
	$ millions
For the year ended December 31, 2015

Sales to external parties	2,248	2,975	182	-	5,405
Inter-divisions sales	252	22	3	(277)	-
Total sales	2,500	2,997	185	(277)	5,405

Operating income (loss)	576	357	115	(283)	765

Impact of employee strike	198	50		-	248
Capital gain from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	5	-		(213)	(208)
Impairment of assets	-	43		47	90
Provision for early retirement and dismissal of employees	6	42		-	48
Income from consolidation of previous equity method investee	-	-		(7)	(7)
Provision in respect of prior periods resulting from an arbitration decision	10	-		-	10
Retroactive electricity charges	20	-		-	20
Provision for legal claims	6	2		-	8
Provision for historical waste removal	-	20		-	20
Total adjustments to operating income	245	157		(173)	229
Total adjusted operating income	821	514		(341)	994

	Essential Minerals Division	Specialty Solutions Division	Other activities	General and administrative and other unallocated income (expenses) and intercompany eliminations	Consolidated
	$ millions
For the three-month period ended March 31, 2015

Sales to external parties	589	746	68	-	1,403
Inter-divisions sales	59	7	-	(66)	-
Total sales	648	753	68	(66)	1,403

Operating income (loss)	140	78	164	(67)	315

Impact of employee strike	87	12		-	99
Capital gain from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	-	-		(209)	(209)
Impairment of assets	-	-		34	34
Provision for early retirement and dismissal of employees	-	36		-	36
Total adjustments to operating income	87	48		(175)	(40)
Total adjusted operating income	227	126		(78)	275

	Essential Minerals Division	Specialty Solutions Division	Other activities	General and administrative and other unallocated income (expenses) and intercompany eliminations	Consolidated
	$ millions
For the three-month period ended June 30, 2015

Sales to external parties	424	718	54	-	1,196
Inter-divisions sales	56	-	3	(59)	-
Total sales	480	718	57	(59)	1,196

Operating income (loss)	65	90	18	(66)	107

Impact of employee strike	108	41		-	149
Capital gain from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	-	-		(14)	(14)
Provision for early retirement and dismissal of employees	-	6		-	6
Income from consolidation of previous equity method investee	-	-		(7)	(7)
Provision for legal claims	3	-		-	3
Total adjustments to operating income	111	47		(21)	137
Total adjusted operating income	176	137		(69)	244

	Essential Minerals Division	Specialty Solutions Division	Other activities	General and administrative and other unallocated income (expenses) and intercompany eliminations	Consolidated
	$ millions
For the three-month period ended September 30, 2015

Sales to external parties	552	796	31	-	1,379
Inter-divisions sales	68	7	-	(75)	-
Total sales	620	803	31	(75)	1,379

Operating income (loss)	156	130	(12)	(77)	197

Impact of employee strike	11	6		-	17
Transaction expenses in connection with acquisition and divestitures of businesses	4	-		2	6
Provision in respect of prior periods resulting from an arbitration decision	5	-		-	5
Retroactive electricity charges	12	-		-	12
Provision for legal claims	3	2		-	5
Total adjustments to operating income	35	8		2	45
Total adjusted operating income	191	138		(87)	242

	Essential Minerals Division	Specialty Solutions Division	Other activities	General and administrative and other unallocated income (expenses) and intercompany eliminations	Consolidated
	$ millions
For the three-month period ended December 31, 2015

Sales to external parties	683	715	29	-	1,427
Inter-divisions sales	69	8	-	(77)	-
Total sales	752	723	29	(77)	1,427

Operating income (loss)	215	59	(55)	(73)	146

Impact of employee strike	(8)	(9)		-	(17)
Transaction expenses in connection with acquisition and divestitures of businesses	1	-		8	9
Impairment of assets	-	43		13	56
Provision for early retirement and dismissal of employees	6	-		-	6
Provision in respect of prior periods resulting from an arbitration decision	5	-		-	5
Retroactive electricity charges	8	-		-	8
Provision for historical waste removal	-	20		-	20
Total adjustments to operating income	12	54		21	87
Total adjusted operating income	227	113		(107)	233

	Essential Minerals Division	Specialty Solutions Division	Other activities	General and administrative and other unallocated income (expenses) and intercompany eliminations	Consolidated
	$ millions
For the three-month period ended March 31, 2016

Sales to external parties	490	751	24	-	1,265
Inter-divisions sales	66	4	-	(70)	-
Total sales	556	755	24	(70)	1,265

Operating income (loss)	72	122	1	(88)	107

Capital loss from divestitures of non-core businesses	-	-		1	1
Provision for early retirement and dismissal of employees	-	6		-	6
Provision for legal claims	1	-		-	1
Total adjustments to operating income	1	6		1	8
Total adjusted operating income	73	128		(86)	115

Sales - Essential Minerals division

	2014	1-3/2015	4-6/2015	7-9/2015	10-12/2015	2015	1-3/2016
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Potash & Magnesium
Sales to external customers	1,738	369	224	364	427	1,384	241
Sales to internal customers	164	28	30	37	36	131	32
Phosphate
Sales to external customers	776	220	200	188	256	864	249
Sales to internal customers	187	48	49	51	52	200	50
Set off	(92)	(17)	(23)	(20)	(19)	(79)	(16)
Total division	2,773	648	480	620	752	2,500	556

Sales – Specialty Solutions Division

	2014	1-3/2015	4-6/2015	7-9/2015	10-12/2015	2015	1-3/2016
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Industrial Products
Sales to external customers	1,013	218	185	221	235	859	224
Sales to internal customers	12	2	-	4	6	12	3
Specialty Fertilizers
Sales to external customers	734	186	184	147	139	656	180
Sales to internal customers	20	6	4	8	6	24	6
Advanced Additives
Sales to external customers	803	193	202	275	188	858	188
Sales to internal customers	78	24	23	15	25	87	19
Food Specialties
Sales to external customers	514	149	147	153	153	602	159
Sales to internal customers	12	4	1	4	2	11	3
Set off	(100)	(29)	(28)	(24)	(31)	(112)	(27)
Total division	3,086	753	718	803	723	2,997	755

We disclose in this presentation non-IFRS financial measures titled adjusted operating income. Our management uses adjusted operating income to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to exclude certain items.

You should not view adjusted operating income as a substitute for operating income determined in accordance with IFRS, and you should note that our definition of adjusted operating income may differ from those used by other companies. We believe that presenting adjusted operating income together with measurements determined in accordance with IFRS, facilitates useful information to both management and investors. Our management uses this non-IFRS measure to evaluate the Company’s business strategies and management’s performance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 29, 2016